FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN
United Kingdom
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                N/A

BOARD CHANGES AT ABBEY

Further to the announcement made on 19 December 2003 at 12.00pm (RNS Number 4849T) regarding the appointment of Geoff Cooper and Gerry Murphy as Non Executive Directors, the following information completes the disclosure requirements of the Listing Rules.

Geoff Cooper is currently Deputy Chief Executive of Alliance UniChem plc.

Gerry Murphy is currently Chief Executive Officer of Kingfisher plc. He was previously Chief Executive of Carlton Communications plc (2000 — 2003). Prior to joining Carlton, he was Chief Executive of Exel plc (formerly NFC plc). He stepped down as a Non Executive Director of Novar plc on 31 December 2003.

With regard to the above appointments there are no matters requiring disclosure under Section 6.F.2 (b) to (g) of the Listing rules.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: January 16, 2004
By: /s/ Helen McKenzie Helen McKenzie, Abbey National Secretariat